Exhibit 99.1

PRESS RELEASE

Formula Systems Reports First Quarter 2019 Results

Operating income for the first quarter increased 23% year over year to $31.7 million. Net income attributable to Shareholders increased 39% year over year to $10.0 million

Or Yehuda, Israel, May 23, 2019 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the first quarter ended March 31, 2019.

Financial Highlights for the First Quarter Ended March 31, 2019

●	Consolidated revenues for the first quarter increased by 4.8% to $391.4 million, with growth recorded across Formula’s entire investment portfolio. Revenues for the first quarter ended March 31, 2018 amounted to $373.4 million. On a constant currency basis, excluding the negative impact from the erosion of foreign exchange rates, revenues for the first quarter would have reflected an increase of 8% year over year to a record-breaking $403 million.

●	Consolidated operating income for the first quarter increased by 22.8% to $31.7 million, with growth recorded across Formula’s entire investment portfolio. Consolidated operating income for the first quarter ended March 31, 2018 amounted to $25.8 million.

●	Consolidated net income attributable to Formula’s shareholders for the first quarter was $10.0 million, or $0.58 per fully diluted share, compared to $7.2 million, or $0.48 per fully diluted share, in the same period last year, reflecting an increase of 38.6%.

●	As of March 31, 2019 Formula held 48.88%, 48.06%, 45.16%, 100%, 50% and 90.09% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V, Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd. and Insync Staffing Solutions, Inc., respectively.

●	Consolidated cash and cash equivalents, bank deposits and investments in marketable securities totaled approximately $297.5 million as of March 31, 2019, compared to $295.3 million as of December 31, 2018.

●	Total equity as of March 31, 2019 was $846.3 million (representing 43.9% of the total balance sheet), compared to $805.4 million (representing 48.4% of the total balance sheet) as of December 31, 2018.

●	On March 31, 2019, Formula reported the completion of an institutional public offering of series C debentures (the “Offering”). Formula Series C debentures are secured by liens over shares of Formula’s subsidiaries that are held by Formula (with an LTV of not more than 60%). The New Debentures were listed for trading on the Tel-Aviv Stock Exchange. The Company issued a total amount of NIS 300 million par-value ($82.6 million) of the New Debentures in the Offering, bearing interest at a fixed annual rate of 2.29%, paid out on a semi-annual basis, at a price per debenture unit (each unit comprised of NIS 1,000 par value of debentures) of NIS 1,000. The principal amount of the Series C Debentures will be payable by Formula in seven annual installments from December 1, 2020 through December 1, 2026, the first five of which will each constitute 11% of the principal, and the final two of which will each constitute 22.5% of the principal.

●	As a result of conversions that were effected prior to the maturity of Formula Series B Convertible Debentures in March 2019, holders of Series B Convertible Debentures converted an aggregate principal par value amount of NIS 80.5 million (of which NIS 0.2 million were converted in 2018) into 545,485 ordinary shares (of which 1,556 ordinary shares were issued in 2018), constituting 3.57% of Formula’s issued and outstanding share capital (following those conversions). The remaining outstanding Series B Convertible Debentures matured on March 26, 2019, and the remaining outstanding principal of NIS 44.5 million (or $11.4 million) and interest on those debentures of $1.1 million were paid on that date

●	As of March 31, 2019 Formula was in compliance with all of its financial covenants under the debentures issued by Formula and under a loan granted by a financial institution, based on achieving the following in its consolidated financial results:

Covenant 1

o	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $215 million.

o	Actual equity attributable to Formula’s shareholders is equal to $402 million.

Covenant 2

o	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for Formula’s Series A and C secured debentures): below 65%.

o	Actual ratio of net financial indebtedness to net capitalization is equal to 9%.

Covenant 3

o	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four recent quarters): below 5.

o	Actual ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four recent quarters) is equal to 0.52.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are very pleased with our strong start to 2019, demonstrating our continued impressive momentum from previous year recorded in the first quarter across our entire investment portfolio.”

“Matrix delivered all-time record financial results for the first quarter of 2019 with record results in all parameters, including revenues of NIS 851.9 million (approximately $233.8 million), operating income of NIS 60.1 million (approximately $16.5 million), net income of 36.7 million (approximately $10.1 million) and EBITDA of about NIS 90 million (approximately $25.2 million). Such results are attributable to Matrix growth recorded both in Israel and in the US, organically and through acquisitions. Matrix is focused on keeping with its successful strategy of completing strategic acquisitions (such as in the case of its latest acquisition of Medatech, an integrator of Priority ERP system), executing complex ‘Mega-projects’ (such as in the case of the establishment of Israel’s national credit database for the Bank of Israel which was completed and launched at the beginning of 2019 and considered to be the largest computerization project carried out in Israel’s civil sector) and focusing on the US market”.

“Sapiens continued its momentum from 2018 with top line growth and increased profitability recorded during the first quarter of 2019. Sapiens revenues’ growth was mainly driven by acceleration in Sapiens’ North-American segment, specifically the strong wins in the P&C business. Sapiens’ primary growth drivers for 2019 are continued expansion in the P&C segment, a stable L&A segment and increase of cross-sales for its current customer base, all are expected to enable Sapiens to deliver its 2019 full-year guidance (non-GAAP1 revenues between $318 million and $323 million and non-GAAP operating margins between 15.2% and 15.6%).”

[1]	These non-GAAP measures are subject to the discussion under “Non-GAAP Financial Measures” in Sapiens’ press release issued on May 6, 2019

“Magic Software continued its strong momentum from 2018, reporting a strong start to 2019. Magic Software adheres to its market positioning and strong strategy, and aspires to enrich its product offering with new, powerful and innovative technologies. A notable milestone during the first quarter of 2019 was the acquisition of PowWow SmartUX™, a leading low-code development platform for mobilizing and modernizing enterprise apps. SmartUX™ is strongly synergetic to Magic’s low-code existing solutions, and by bringing them together, Magic is able to offer to new and existing clients stronger solutions and services that are well-tuned for today’s high demand for digital transformation.”

“Lastly, I am pleased that during the first quarter of 2019 we successfully concluded the institutional public offering of our NIS 300 million Series C secured debentures listed for trading only on the Tel-Aviv Stock Exchange. These funds will serve to support our M&A strategy mainly in supporting the growth of our currently privately held subsidiaries and to improving our equity to debt structure.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company’s performance to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems (1985) Ltd. is a global information technology company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula’s most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Three months ended
	March 31,
	2019	2018
	Unaudited
Revenues	391,354	373,375
Cost of revenues	303,494	290,035
Gross profit	87,860	83,340

Research and development costs, net	10,584	10,946
Selling, general and administrative expenses	45,596	46,580
Operating income	31,680	25,814

Financial expenses, net	3,596	1,971
Income before taxes on income	28,084	23,843

Taxes on income	6,261	6,118
Income after taxes	21,823	17,725

Share of profits of companies accounted for at equity, net	726	70
Net income	22,549	17,795

Net income attributable to non-controlling interests	12,513	10,556
Net income attributable to Formula Systems’ shareholders	10,036	7,239

Earnings per share (basic)	0.68	0.49
Earnings per share (diluted)	0.58	0.48

Number of shares used in computing earnings per share (basic)	14,855,794	14,730,032
Number of shares used in computing earnings per share (diluted)	15,587,689	15,558,711

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	March 31,	December 31,
	2019	2018
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	278,907	268,492
Short-term deposits	9,466	16,881
Marketable securities	9,140	9,913
Trade receivables	434,721	441,468
Other accounts receivable and prepaid expenses (*)	137,361	40,397
Inventories	3,978	3,882
Total current assets	873,573	781,033

LONG-TERM ASSETS:
Deferred taxes	15,854	14,214
Other long-term accounts receivable and prepaid expenses	25,591	23,121
Total long-term assets	41,445	37,335

INVESTMENTS IN COMPANIES ACCOUNTED FOR AT EQUITY METHOD	26,685	25,710

PROPERTY, PLANTS AND EQUIPMENT, NET	32,664	29,182

OPERATING LEASE RIGHT-OF-USE ASSETS	102,503	-

NET INTANGIBLE ASSETS AND GOODWILL	851,812	790,901

TOTAL ASSETS	1,928,682	1,664,161

CURRENT LIABILITIES:
Credit from banks and others	136,943	71,180
Debentures	20,279	55,822
Current maturities of operating lease liabilities	30,809	-
Trade payables	107,775	118,786
Deferred revenues	81,665	59,509
Other accounts payable	171,398	168,873
Dividend payable	-	5,015
Liabilities in respect of business combinations	5,052	5,602
Put options of non-controlling interests	42,131	40,926
Total current liabilities	596,052	525,713

LONG-TERM LIABILITIES:
Loans from banks and others	122,570	139,527
Debentures	188,093	114,902
Long-term operating lease liabilities	75,930	-
Other long-term liabilities	7,271	8,734
Deferred taxes	35,965	34,800
Deferred revenues	6,662	4,906
Liabilities in respect of business combinations	15,003	5,625
Put options of non-controlling interests	23,826	15,673
Employee benefit liabilities	10,985	8,884
Total long-term liabilities	486,305	333,051

EQUITY
Equity attributable to Formula’s shareholders	402,165	367,630
Non-controlling interests	444,160	437,767
Total equity	846,325	805,397

TOTAL LIABILITIES AND EQUITY	1,928,682	1,664,161

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	March 31,	December 31,
	2019	2018
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	10,902	31,411
Other accounts receivable and prepaid expenses (*)	85,493	8,106
Total current assets	96,395	39,517

INVESTMENTS IN SUBSIDIARIES AND A JOINTLY CONTROLLED ENTITY (**)
Matrix IT Ltd.	116,310	114,133
Sapiens International Corporation N.V.	173,438	169,867
Magic Software Enterprises Ltd.	108,151	108,829
Other	58,634	54,316
Total Investments in subsidiaries and a jointly controlled entity	456,533	447,145

OTHER LONG-TERM RECEIVABLES	2,733	2,733

PROPERTY, PLANTS AND EQUIPMENT, NET	3	3

TOTAL ASSETS	555,664	489,398

CURRENT LIABILITIES:
Credit from banks and others	12,322	12,422
Debentures	9,804	44,589
Trade payables	118	83
Other accounts payable	1,879	1,541
Dividends payable	-	5,015
Total current liabilities	24,123	63,650

LONG-TERM LIABILITIES:
Loans from banks and others	-	11,793
Debentures	129,376	46,325
Total long-term liabilities	129,376	58,118

EQUITY	402,165	367,630

TOTAL LIABILITIES AND EQUITY	555,664	489,398

(*)

Other accounts receivable as of March 31, 2019 includes proceeds to be received from trustee in an amount of $82,186 (NIS 298,500), following the issuance of Formula’s debentures series C which was concluded on March 31, 2019.

(**)	The investments’ carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the group and representing the investments’ cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.